Exhibit 18.1

March 1, 2011

Genpact Limited

Hamilton, Bermuda

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Genpact Limited (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and have reported thereon under date of March 1, 2011. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2010. As stated in Note 11 to those financial statements, the Company changed its annual goodwill impairment testing date from September 30 to December 31 of each year and states that the accounting change is preferable in the circumstances because the change improves alignment of impairment testing procedures with year-end financial reporting and the annual business planning and budgeting process, which now concludes substantially during the fourth quarter of each year. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

KPMG

Gurgaon, India